UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Landcadia Holdings IV, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

51477A203

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51477A203		Schedule 13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON TJF, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,250,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,250,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1% (3)
12	TYPE OF REPORTING PERSON OO

(1)	TJF, LLC (the “Sponsor”) owns 6,250,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of Landcadia Holdings IV, Inc. (the “Issuer”), which are convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253100) (the “Registration Statement”) and have no expiration date. Tilman J. Fertitta owns and controls TJF, LLC and has voting and dispositive control over the securities held directly by TJF, LLC.
(2)	Excludes (i) 4,166,667 shares of Class A Common Stock issuable upon the exercise of 4,166,667 private placement warrants of the Issuer and (ii) 284,570 shares of Class A Common Stock issuable upon the exercise of 284,570 private placement warrants of the Issuer that may be issued to the Sponsor upon conversion of the outstanding balance under a convertible promissory note at $1.50 per private placement warrant. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	Based on an aggregate of 56,250,000 shares of common stock outstanding, consisting of 50,000,000 shares of Class A Common Stock outstanding as of November 22, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 22, 2021 and 6,250,000 shares of Class B Common Stock held by the Sponsor.

CUSIP No. 51477A203		Schedule 13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON TILMAN J. FERTITTA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,250,000 (1)(2)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,250,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,250,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1% (3)
12	TYPE OF REPORTING PERSON IN

(1)	TJF, LLC (the “Sponsor”) owns 6,250,000 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of Landcadia Holdings IV, Inc. (the “Issuer”), which are convertible into shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of the Issuer, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253100) (the “Registration Statement”) and have no expiration date. Tilman J. Fertitta owns and controls TJF, LLC and has voting and dispositive control over the securities held directly by TJF, LLC.
(2)	Excludes (i) 4,166,667 shares of Class A Common Stock issuable upon the exercise of 4,166,667 private placement warrants of the Issuer and (ii) 284,570 shares of Class A Common Stock issuable upon the exercise of 284,570 private placement warrants of the Issuer that may be issued to the Sponsor upon conversion of the outstanding balance under a convertible promissory note at $1.50 per private placement warrant. Each private placement warrant is exercisable to purchase one shares of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.
(3)	Based on an aggregate of 56,250,000 shares of common stock outstanding, consisting of 50,000,000 shares of Class A Common Stock outstanding as of November 22, 2021, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 22, 2021 and 6,250,000 shares of Class B Common Stock held by the Sponsor.

CUSIP No. 51477A203	Schedule 13G Page	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

Landcadia Holdings IV, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1510 West Loop South,

Houston, Texas 77027

Item 2(a). Name of Person Filing:

This statement is filed on behalf of TFJ, LLC and Tilman J. Fertitta (the “Reporting Persons”):

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is as follows:

1510 West Loop South,

Houston, Texas 77027

Item 2(c). Citizenship:

See responses to row 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

51477A203

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to row 9 on each cover page.

(b)	Percent of class:

See responses to row 11 on each cover page.

CUSIP No. 51477A203	Schedule 13G Page	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to row 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to row 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to row 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to row 8 on each cover page.

The securities are held directly by TJF, LLC. Tilman J. Fertitta owns and controls TJF, LLC and has voting and dispositive control over the securities held directly by TJF, LLC.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 51477A203	Schedule 13G Page	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

TJF, LLC

By:	/s/ Steven L. Scheinthal
Name:	Steven L. Scheinthal
Title:	Attorney-in-Fact for TJF, LLC

/s/ Steven L. Scheinthal, as Attorney-in-Fact
Tilman J. Fertitta

CUSIP No. 51477A203	Schedule 13G Page	Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Joint Filing Agreement.